Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2009

	Three Months Ended		Six Months Ended
	March 31		March 31
	2009	2008	2009	2008
		(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$189,449	$179,094	$313,351	$300,693
Add:
Portion of rents representative of the interest factor	1,711	1,704	3,482	3,430
Interest on debt & amortization of debt expense	35,533	33,516	74,524	70,333

Income as adjusted	$226,693	$214,314	$391,357	$374,456

Fixed charges:
Interest on debt & amortization of debt expense (1)	$35,533	$33,516	$74,524	$70,333
Capitalized interest (2)	853	607	1,571	1,219
Rents	5,133	5,113	10,445	10,289
Portion of rents representative of the interest factor (3)	1,711	1,704	3,482	3,430

Fixed charges (1)+(2)+(3)	$38,097	$35,827	$79,577	$74,982

Ratio of earnings to fixed charges	5.95	5.98	4.92	4.99